SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

MASTEC, INC.

(Name of Subject Company(Issuer))

MASTEC, INC.

(Names of Filing Person (offeror))

4.00% Senior Convertible Notes due 2014

4.25% Senior Convertible Notes due 2014

(Title of Class of Securities)

576323AG4

576323AH2 (Restricted) and 576323AJ8 (Unrestricted)

(CUSIP Number of Class of Securities)

Alberto de Cardenas, Esq.

Executive Vice President & General Counsel

800 S. Douglas Road, 12th Floor

Coral Gables, Florida 33134

(305) 599-1800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Barbara J. Oikle, Esq. Greenberg Traurig, P.A. 333 Avenue of the Americas Miami, Florida 33131 (305) 579-0500	Joel S. Klaperman, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-8021

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$215,000,000	$15,329.50

*	Estimated solely for purposes of determining the amount of the filing fee. The Amount assumes the exchange of $115,000,000 aggregate principal amount of MasTec, Inc.’s 4.00% Senior Convertible Notes due 2014 and $100,000,000 aggregate principal amount of MasTec, Inc.’s 4.25% Senior Convertible Notes due 2014.

**	Registration fee previously paid in connection with MasTec, Inc.’s Registration Statement on Form S-4 (No. 333-170834 filed November 24, 2010). The amount of the filing fee has been calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	15,329.50
Form or Registration No.:	333-170834
Filing Party:	MasTec, Inc.
Date Filed:	November 24, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13(e)-4

☐	going-private transaction subject to Rule 13(e)-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13(e)-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by MasTec, Inc., a Florida corporation (“MasTec” or the “Company”), to exchange (the “Exchange Offer”):

•

for the Company’s issued and outstanding 4.00% Senior Convertible Notes due 2014, of which $115.0 million aggregate principal amount is outstanding (the “Original 4.00% Notes”), up to $115.0 million in aggregate principal amount of its 4.00% Senior Convertible Notes due 2014 (the “New 4.00% Notes”) plus an exchange fee of $2.50 per $1,000 in principal amount of the Original 4.00% Notes validly tendered, accepted and not withdrawn; and

•

for the Company’s issued and outstanding 4.25% Senior Convertible Notes due 2014, of which $100.0 million aggregate principal amount is outstanding (the “Original 4.25% Notes” and together with the Original 4.00% Notes, the “Original Notes”), up to $100.0 million in aggregate principal amount of its 4.25% Senior Convertible Notes due 2014 (the “New 4.25% Notes” and together with the New 4.00% Notes, the “New Notes”) plus an exchange fee of $2.50 per $1,000 in principal amount of the Original 4.25% Notes validly tendered, accepted and not withdrawn.

The Exchange Offer is upon the terms and subject to the conditions contained in the preliminary prospectus (as the same may be amended or supplemented from time to time, the “Prospectus”), and the related Letter of Transmittal (the “Letter of Transmittal”), each of which forms a part of the Company’s Registration Statement on Form S-4 (No. No. 333-170834) filed with the Securities and Exchange Commission on November 24, 2010, as amended (the “Registration Statement”).

All of the information set forth in the Registration Statement and the Prospectus or other amendment thereto related to the Exchange Offer hereafter filed by the Company with the Securities and Exchange Commission, is hereby incorporated by reference into this Issuer Tender Offer Statement on Schedule TO in answer to Items 1 through 11 of this Schedule TO.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.	Summary Term Sheet.

The information set forth under the heading “Summary” contained in the Prospectus is incorporated by reference in this Item 1.

Item 2	Subject Company Information

(a) Name and Address. The name of the issuer is MasTec, Inc. The address of the Company’s principal executive office is 800 S. Douglas Road, 12th Floor, Coral Gables, Florida 33134. The Company’s telephone number is (305) 599-1800.

(b) Securities. The Exchange Offer relates to the Company’s (i) 4.00% Senior Convertible Notes due 2014, of which $115.0 million aggregate principal amount is outstanding, and (ii) 4.25% Senior Convertible Notes due 2014, of which $100.0 million aggregate principal amount is outstanding.

(c) Trading Market and Price. There is no established reporting system or trading market for the Original Notes. While the Original Notes may trade over the counter or inter-dealer from time to time, the Company does not believe that there is any practical way to accurately determine the trading history of the Original Notes. To the extent that the Original Notes are traded, prices of the Original Notes may fluctuate widely depending on, among other factors, trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price and implied volatility of the Company’s common stock, par value $0.10 per share (“Common Stock”), and the market for similar securities. Each $1,000 in principal amount of the Original 4.00% Notes is currently convertible into 63.4417 shares of Common Stock, and each $1,000 in principal amount of the Original 4.25% Notes is currently convertible into 64.6162 shares of Common Stock. Our Common Stock trades on the New York Stock Exchange under the symbol “MTZ.” The information set forth under the heading “Common Stock Price Range and Dividends” contained in the Prospectus is incorporated by reference in this Item 2.

Item 3	Identity and Background of Filing Person.

The information set forth in Item 2(a) above is incorporated by reference in this Item 3.

As required by General Instruction C to Schedule TO, the following persons are the directors and executive officers of MasTec. No single person or group of persons controls MasTec.

Name	Position
Jorge Mas	Chairman of the Board
Jose R. Mas	Chief Executive Officer and Director
Ernst N. Csiszar	Director
Robert J. Dwyer	Director
Frank E. Jaumot	Director
Julia L. Johnson	Director
Jose S. Sorzano	Director
John Van Heuvelen	Director
Ray Harris	President
Robert Apple	Chief Operating Officer
C. Robert Campbell	Executive Vice President and Chief Financial Officer
Alberto de Cardenas	Executive Vice President, General Counsel and Secretary

The business address of each of the executive officers and directors named above is c/o MasTec, Inc., 800 S. Douglas Road, 12th Floor, Coral Gables, Florida 33134, and such person’s business telephone number is (305) 599-1800.

Item 4	Terms of the Transaction.

(a) The information set forth under the heading “Summary Terms of the Exchange Offer,” “Summary of Differences between the Original Notes and the New Notes,” “Exchange Offer,” “Description of the New 4.00% Notes,” “Description of the New 4.25% Notes,” and “Certain U.S. Federal Income Tax Considerations” in the Prospectus is incorporated by reference in this Item 4.

(b) To MasTec’s knowledge, based on reasonable inquiry, no Original Notes are owned by any officer, director or affiliate of MasTec.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Company’s Securities.

The information set forth in the Prospectus in the sections entitled “Exchange Offer—Fees and Expenses,” and “Interests of Directors and Officers,” and in the related Letter of Transmittal, is incorporated herein by reference in response to this Item 5(e).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth under the heading “Summary of the Exchange Offer—Purpose of the Exchange Offer” in the Prospectus is incorporated by reference in this Item 6(a).

(b) Use of Securities Acquired. The Original Notes validly tendered and accepted in the Exchange Offer will be retired and cancelled.

(c) Plans.

(1) The information set forth under the headings “Summary—Recent Events,” in the Prospectus and Item 1.01, including Exhibit 10.1, of the Company’s Current Report on Form 8-K filed by the Company with the SEC on July 6, 2010 is incorporated by reference in this Item 6(c).

(2) None

(3) The information set forth under (i) the heading “Capitalization” in the Prospectus and (ii) the third paragraph under “Financial Condition, Liquidity and Capital Resources—Credit Facility” of the Company’s Quarterly Report on Form 10-Q filed by the Company with the SEC on November 3, 2010 is incorporated by reference in this Item 6(c).

(4) None

(5) None

(6) None

(7) None

(8) None

(9) None

(10) None

Item 7.	Source and Amount of Fund or Other Consideration.

(a) Source of Funds. The information set forth in the Prospectus under the heading “Summary Terms of the Exchange Offer” and “Use of Proceeds” is incorporated by reference in response to this Item 7(a).

(b) Conditions. None

(d) Borrowed Funds. None

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

To MasTec’s knowledge, based on reasonable inquiry, no Original Notes are owned by the persons named in Item 3 above or by any associate or majority-owned subsidiary of such persons.

(b) Securities Transactions.

Not applicable.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the Prospectus in the sections entitled “Exchange Offer—Fees and Expenses,” and “Summary Terms of the Exchange Offer—Deciding Whether to Participate in the Exchange Offer”, is incorporated herein by reference in response to this Item 9.

Item 10.	Financial Statements.

(a)(1) The information contained in Part II, Item 8 to the Company’s Annual Report on Form 10-K filed with the SEC on February 25, 2010 is incorporated by reference in this Item 10.

(a)(2) The information contained in Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2010 is incorporated by reference in this Item 10.

(a)(3) The information set forth under the heading “Ratio of Earnings to Fixed Charges” in the Prospectus is incorporated by reference in this Item 10.

(a)(4) At September 30, 2010, our book value per share of Common Stock was $7.68.

(b) Pro forma information. Not applicable.

Item 11.	Additional Information.

None.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Preliminary Prospectus, dated November 24, 2010 (incorporated by reference from the Registration Statement)

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference from Exhibit 99.1 of the Registration Statement)

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference from Exhibit 99.2 of the Registration Statement)

(a)(1)(iv)	Form of Letter to Clients (incorporated by reference from Exhibit 99.3 of the Registration Statement)

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference from Exhibit 99.4 of the Registration Statement)

(a)(2), (3)	None

(a)(4)	Preliminary Prospectus, dated November 24, 2010 (incorporated by reference from the Registration Statement)

(a)(5)	Press Release, dated November 24, 2010

(b), (d), (f), (g), (h)	None

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MASTEC, INC.
Dated: November 24, 2010

	By:	/s/ JOSE R. MAS
Jose R. Mas Chief Executive Officer